UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
LIBERTY GLOBAL, INC.
(Name of Subject Company (Issuer))
LIBERTY GLOBAL, INC.
(Name of Filing Person (Offeror/Issuer))
SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES C COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53055101 (SERIES A COMMON STOCK)
53055309 (SERIES C COMMON STOCK)
(CUSIP Number of Class of Securities)

Elizabeth M. Markowski	Copy to:
Senior Vice President and Secretary Liberty Global, Inc. 12300 Liberty Boulevard Englewood, Colorado 80112	Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498
(303) 220-6600 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)	(212) 408-2500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$249,999,996	$7,675
$250,000,013	$7,675

*	Estimated for the purposes of calculating the filing fee only, this amount is based on the purchase of 8,064,516 shares of Series A common stock at the maximum tender offer price of $31.00 per share and the purchase of 8,517,888 shares of Series C common stock at the maximum tender offer price of $29.35 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$15,350
	Form or Registration No.:	Schedule TO

	Filing Party:	Liberty Global, Inc.

	Date Filed:	March 6, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Tender Offer Statement”) originally filed with the Securities and Exchange Commission on March 6, 2007 by Liberty Global, Inc., a Delaware corporation (the “Company”), in connection with (a) the Company’s offer to purchase up to 8,064,516 shares of its Series A common stock, par value $0.01 per share, at a price not greater than $31.00 nor less than $28.20 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 6, 2007 (the “Offer to Purchase”) and the related letter of transmittal (the “Series A Tender Offer”), and (b) the Company’s offer to purchase up to 8,517,888 shares of its Series C common stock, par value $0.01 per share, at a price not greater than $29.35 nor less than $26.65 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal (the “Series C Tender Offer” and, together with the Series A Tender Offer, the “Tender Offers”).
     The information in the Offer to Purchase and related letters of transmittal is incorporated in this Amendment by reference in response to all of the applicable items in the Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
     On March 14, 2007, the Company held an investor conference in Zurich, Switzerland (the “Investor Conference”). During the Investor Conference, management referred to a slide which illustrated the magnitude of the Company's self tender offers over the last 9 months, which included the Tender Offers. A copy of the presentation slide is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:
     (a)(5)(iii)    Presentation Slide, dated March 14, 2007, discussing the Tender Offers.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY GLOBAL, INC.

	By:	/s/ Elizabeth M. Markowski

Elizabeth M. Markowski
Senior Vice President

Date: March 14, 2007

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)*	Offer to Purchase dated March 6, 2007.

(a)(1)(ii)*	Letter of Transmittal for Series A Common Stock (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Letter of Transmittal for Series C Common Stock (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iv)*	Notice of Guaranteed Delivery for Series A Common Stock.

(a)(1)(v)*	Notice of Guaranteed Delivery for Series C Common Stock.

(a)(1)(vi)*	Letter from Information Agent to Brokers.

(a)(1)(vii)*	Letter from Brokers to Clients.

(a)(1)(viii)*	Form of Letter to Liberty Global 401(k) Savings & Stock Ownership Plan Participants (Series A).

(a)(1)(ix)*	Form of Letter to Liberty Global 401(k) Savings & Stock Ownership Plan Participants (Series C).

(a)(1)(x)*	Form of Letter to Liberty Media 401(k) Savings Plan Participants.

(a)(1)(xi)*	Guide for Participants in the Liberty Global 401(k) Savings Plan—Puerto Rico (Series A).

(a)(1)(xii)*	Guide for Participants in the Liberty Global 401(k) Savings Plan—Puerto Rico (Series C).

(a)(5)(i)	Press Release dated March 1, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 1, 2007).

(a)(5)(ii)*	Form of Summary Advertisement.

(a)(5)(iii)	Presentation Slide, dated March 14, 2007, discussing the Tender Offers.

(b)(1)	Not Applicable.

(d)(1)	Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective October 31, 2006) (the “Incentive Plan”) (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on November 6, 2006).

(d)(2)	Form of the Non-Qualified Stock Option Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on August 19, 2005 (the “Incentive Plan 8-K”)).

(d)(3)	Form of Stock Appreciation Rights Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.2 to the Incentive Plan 8-K).

(d)(4)	Form of Restricted Shares Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.3 to the Incentive Plan 8-K).

(d)(5)	Non-Qualified Stock Option Agreement, dated as of June 7, 2004, between John C. Malone and the Company (as successor to Liberty Media International, Inc. (“LMI”) under the Incentive Plan (the “Malone Award Agreement”) (incorporated by reference to Exhibit 7(A) to Mr. Malone’s Schedule 13D/A (Amendment No. 1), filed on July 14, 2004).

(d)(6)	Form of Amendment to the Malone Award Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, filed on December 27, 2005 (the “409A 8-K”)).

(d)(7)	Liberty Global, Inc. Senior Executive Performance Incentive Plan effective November 1, 2006 (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K, filed on March 1, 2007 (the “2006 Form 10-K”)).

(d)(8)	Form of Participation Certificate under the Senior Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.12 to the 2006 Form 10-K).

(d)(9)	Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (as Amended and Restated Effective November 1, 2006 ) (the “Director Plan”) (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on November 6, 2006).

(d)(10)	Form of Restricted Shares Agreement under the Director Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K/A (Amendment No. 1), filed on August 11, 2006).

(d)(11)	Form of Non-Qualified Stock Option Agreement under the Director Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on June 16, 2005).

(d)(12)	Liberty Global, Inc. Compensation Policy for Nonemployee Directors (as Amended and Restated Effective June 7, 2006) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 12, 2006).

(d)(13)	Liberty Media International, Inc. Transitional Stock Adjustment Plan (the “Transitional Plan”) (incorporated by reference to Exhibit 4.5 to LMI’s Registration Statement on Form S-8, filed on June 23, 2004 (File No. 333-116790)).
(d)(14)	Form of Non-Qualified Stock Option Exercise Price Amendment under the Transitional Plan

(incorporated by reference to Exhibit 99.1 to the 409A 8-K).

(d)(15)	Form of Non-Qualified Stock Option Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.2 to the 409A 8-K).

(d)(16)	UnitedGlobalCom, Inc. (“UGC”) Equity Incentive Plan (amended and restated effective October 17, 2003) (incorporated by reference to Exhibit 10.17 to the 2006 Form 10-K).

(d)(17)	UnitedGlobalCom, Inc. 1993 Stock Option Plan (amended and restated effective January 22, 2004) (incorporated by reference to Exhibit 10.6 to UGC’s Annual Report on Form 10-K, filed on March 15, 2004 (the “UGC 2003 10-K”)).

(d)(18)	Form of Amendment to Stock Appreciation Rights Agreement under the UnitedGlobalCom Equity Incentive Plan (amended and restated October 17, 2003) (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on December 6, 2005).

(d)(19)	Stock Option Plan for Non-Employee Directors of UGC, effective June 1, 1993, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.7 to the UGC 2003 10-K).

(d)(20)	Stock Option Plan for Non-Employee Directors of UGC, effective March 20, 1998, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.8 to the UGC 2003 10-K).

(d)(21)	Form of Letter Agreement dated December 22, 2006, between United Chile LLC and certain employees of the Company, including three executive officers and a director (incorporated by reference to Exhibit 10.22 to the 2006 Form 10-K).

(d)(22)	Indenture dated as of April 6, 2004, by and between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to UGC’s Current Report on Form 8-K, filed on April 7, 2004).

(d)(23)	First Supplemental Indenture, dated as of May 24, 2005, between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC’s Current Report on Form 8-K, filed on May 31, 2005).

(d)(24)	Second Supplemental Indenture, dated as of June 15, 2005, among UnitedGlobalCom, Inc., the Company and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC’s Current Report on Form 8-K, filed on June 16, 2005).

(d)(25)	Third Supplemental Indenture, dated as of August 26, 2005, by and among UnitedGlobalCom, Inc., the Company and The Bank of New York (incorporated by reference to Exhibit 10.1 to UGC’s Current Report on Form 8-K, filed on August 29, 2005).

(d)(26)	Amended and Restated Stockholders’ Agreement, dated as of May 21, 2004, among the Company, Liberty Media International Holdings, LLC, Robert R. Bennett, Miranda Curtis, Graham Hollis, Yasushige Nishimura, Liberty Jupiter, Inc., and, solely for purposes of Section 9 thereof, Liberty Media Corporation (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to LMI’s Registration Statement on Form 10, filed on May 25, 2004 (File No. 000-50671)).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Tender Offer Statement on March 6, 2007